UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ADC TELECOMMUNICATIONS, INC.

(Name of Subject Company)

TYCO ELECTRONICS MINNESOTA, INC.

TYCO ELECTRONICS LTD.

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.20 Per Share

(Title of Class of Securities)

000886309

(Cusip Number of Class of Securities)

Robert A. Scott

Executive Vice President and General Counsel

Tyco Electronics Ltd.

1050 Westlakes Drive

Berwyn, Pennsylvania  19312

Telephone: (610) 893-9560

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

William H. Aaronson, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Telephone: (212) 450-4000

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This letter is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell common stock of ADC Telecommunications, Inc. (ADC). The solicitation and offer to buy ADC common stock will only be made pursuant to an offer to purchase and related materials. Investors and security holders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. The offer to purchase and related materials will be filed by Tyco Electronics with the Securities and Exchange Commission (SEC) and the solicitation/recommendation statement will be filed by ADC with the SEC, and investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Tyco Electronics or ADC with the SEC at the website maintained by the SEC at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting Keith Kolstrom, Investor Relations Director at Tyco Electronics, at 610-893-9551.

Office of Tom Lynch

Dear ADC Employees:

Today we announced our intention to enter our two companies into an exciting partnership that will create a world leader in broadband connectivity products and services. I have had the opportunity to get to know more about ADC over the past few months and I am very impressed with what I have seen. Since you are about to join the Tyco Electronics team, I want to tell you a bit about us and why we are so excited about what our two companies can do together.

This is Tyco Electronics’ first major acquisition since becoming an independent public company in 2007 and it represents our belief in the growth potential of the broadband connectivity business. Our $12 billion company is already a leader in connectivity products for other market segments, including automotive; data communication systems and consumer electronics; aerospace, defense and marine; and energy. With this acquisition we establish our leadership in another attractive business. ADC and our Network Solutions businesses are an ideal fit: our products and geographic footprint are highly complementary. Together, we will be able to provide our global customer base a more complete range of products as they continue to upgrade and expand their networks to keep pace with global demand for video and other data on an ever increasing number of content-rich, “smart” devices.

We have an enormous amount of respect for the work that you do. We know that change can be unsettling, and I realize you will want to know how this will affect you individually as soon as possible. Bob Switz and I will be hosting a global Town Hall webcast tomorrow at 10 a.m. (Central) and invite you to join us by webcast. Details about the meeting and webcast will follow.  While we may not be able to answer all of your questions and address your concerns at this time, I assure you that we will communicate as much information to you as we can as soon as we can. We are planning for an anticipated close date in the fourth calendar quarter of this year and there is much to be done before then. Meanwhile, I encourage everyone to focus on their responsibilities and keep doing your best.

I, together with the rest of the 80,000 employees of Tyco Electronics, look forward to welcoming you to our organization.

Sincerely,

Tom Lynch

Chief Executive Officer

Tyco Electronics